SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2022

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer

INVESTOR DAY

ambev 2022

São Paulo, Brazil | Broadcast & Present Event | April 12th & 13th

This presentation was prepared by Ambev S.A. ("Ambev" or "Company") for the exclusive use in Investor's Day 2022 event. This presentation was prepared for informational purposes only and should not be considered as a solicitation or offer to buy or sell any securities of the Company, or as advice or recommendation of any nature. This presentation is not intended to be comprehensive, or to contain all the information that Ambev's shareholders might need. No decisions on investment, disposal or any other financial decisions or actions shall be made solely on the basis of the information contained herein. Statements contained in this presentation may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this presentation that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.



Stella Pescaroli Lopes

DRAFTLINE MEDIA
AND DATA DIRECTOR

1 Year at ambev

Previous Experiences

**Connections Head at
Wunderman Thompson**



Paula Grisoly Guz

DRAFTLINE MARKETING TRANSFORMATION DIRECTOR

7 Years at ambev

Previous Experiences

E-commerce Media Head
draftLine Operations Head

draftLine®

HOW TO USE TECHNOLOGY TO **HELP US BETTER UNDERSTAND CONSUMERS?**

COMBINE THE BEST OF TWO WORLDS

Technology, performance marketing, a lot of data

DTC companies universe

COMBINE THE BEST OF TWO WORLDS


Technology, performance marketing, a lot of data
DTC companies universe
CPG companies universe (Ambev's DNA)
Strong portfolio, consistent brands

COMBINE THE BEST OF TWO WORLDS


Technology, performance marketing, a lot of data
DTC companies universe
Consumer intimacy with impact
CPG companies universe (Ambev's DNA)
Strong portfolio, consistent brands

draftLine®

ESTABLISHED 2018

ambev


BRAHMA
BRAHMA
STELLA ARTOIS
Corona Extra
Budweiser
SPATEN
BEATS
mike's
H2OH!
Guaraná

OPERATIONAL SYSTEM OF MARKETING TRANSFORMATION


draftline
MadMen
MathMen

OPERATIONAL SYSTEM OF MARKETING TRANSFORMATION


draftline
MadWomen
MathWomen

DRAFTLINE IS OUR OPERATIONAL SYSTEM OF MKT TRANSFORMATION

+Digital
+Creative
+Diverse

DRAFTLINE IS OUR OPERATIONAL SYSTEM OF MKT TRANSFORMATION

+Digital

+Creative

+Diverse

DIGITAL

DIGITAL MEDIA SHARE


30%
70%
2019
+ 17pp
53%
47%
2021
Offline Media
Digital Media

Source: internal reports

DIGITAL

DIGITAL MEDIA SHARE


30%
70%
2019
+ 17pp
47%
53%
2021
Offline Media
Digital Media

Source: internal reports

CONSUMER UNDERSTANDING FOCUSED ON DATA


Consumer Records
105%
2020
2021

Source: CDP | Treasure Data

DIGITAL

DIGITAL MEDIA SHARE


30%
70%
2019
+ 17pp
47%
53%
2021
Offline Media
Digital Media

Source: internal reports

CONSUMER UNDERSTANDING FOCUSED ON DATA

Consumer Records


105%
2020
2021

Source: CDP | Treasure Data

+ CULTURAL RELEVANCE

Earned Impressions


190%
2020
2021

Source: Facebook, Instagram Twitter and Google

DRAFTLINE IS OUR OPERATIONAL SYSTEM OF MKT TRANSFORMATION

+Digital

+Creative

+Diverse



meio&mensagem

31 DE JANEIRO DE 2022 • Nº 1995 • ANO XLIV • R$ 18,00

grupomm

Africa, Ambev, Santeria e Satelite: as mais premiadas no Ranking M&M

"A gente banca" (Santander), "Doritos Wasabi" (PepsiCo), "Salla 2032" (House of Lapland), "One story away" (Netflix), "Parada no feed" (Mercado Livre) e "Eu sou" (Starbucks) estão entre cases mais premiados

Consolidando 588 troféus concedidos a campanhas criadas no Brasil em 12 festivais de publicidade realizados em 2021, o Ranking M&M aponta Africa, Ambev, Santeria e Satelite como agência, anunciante e produtoras de filmes e som mais premiadas.

O levantamento chega remodelado à sua 14ª edição, com novos pesos aos eventos incluídos e valorização dos júris focados em eficácia. Das cinco campanhas mais pontuadas, três são da Africa, incluindo a líder "Salla 2032", para House of Lapland

Quantity of prizes

POSITION	ADVERTISER	GPs	Gold	Silver	Bronze
1º	Ambev	1	8	14	23
2º	Santander	3	4	6	9
3º	Mercado Livre	2	5	3	3
4º	Netflix		5	6	3
5º	Pepsico		5	6	10


Lay's
SHE CAN
BURGER KING
ESPN
BMG
ONDE TEM DIREÇÃO, NÃO PODE TER ÁLCOOL.
ambev
#AjudeUmAmbulante
BRAHMOSIDADE
Cervejeira SOU EU!
BRAHMA
CABELO Cremoso

DRAFTLINE IS OUR OPERATIONAL SYSTEM OF MKT TRANSFORMATION

+Digital

+Creative

+Diverse


Budweiser


Media Specialists
Martech
Data Scientists
GENERALISTS
x
SPECIALISTS
Producers
Creators

DIGITAL MEDIA EFFICIENCY

in recent years

INCREMENTAL MEDIA EFFICIENCY ROI



0,24
FY'2020
FY'2021
-0,34
+ 170%

DIGITAL MEDIA EFFICIENCY

in recent years

INCREMENTAL MEDIA EFFICIENCY ROI


0,24
FY'2020
FY'2021
-0,34

+ 170%

It is not just about media cost, our return comes from effectiveness

MEDIA COST

EFFECTIVINESS


0,04
0,24
0,04
-0,23


Guaraná
ANTARCTICA
SABOR CUPUAÇU

DATA DRIVEN INSIGHTS



DATA DRIVEN CREATIVITY


Gizelly Bicalho @gizellybicalho · Apr 6
Replying to @BrahmaCerveja
Eu amoooooo
28 12 236
Cremosa @BrahmaCerveja · Apr 7
BRAHMA
16
Gustavo Bezzi @gustavobezzi · Sep 29, 2021
Replying to @becksbeerbr
Gostar de quem é amarga!
1
Beck's Brasil @becksbeerbr · Sep 30, 2021
Senti uma indireta pra mim. #OAmargoDeperta
Feminista Antirracista @Deacerqueiraw · Apr 6
Replying to @BrahmaCerveja and @alcione_marrom
minha marrom
1 1
Cremosa @BrahmaCerveja · Apr 7
BRAHMA
NOSSA Marrom
2
Léo das Vibez @leeonasc_ · Sep 29, 2021
Replying to @becksbeerbr
eu maior defeito é ser romântico demais
1 1
Beck's Brasil @becksbeerbr · Sep 30, 2021

CREATIVE AGILITY



FULL CIRCLE ACTIVATION


Guaraná
ANTARCTICA
SABOR CUPUAÇU
DATA DRIVEN INSIGHTS


DATA DRIVEN CREATIVITY


Gizelly Bicalho @gizellybicalho · Apr 6
Replying to @BrahmaCerveja
Eu amoooooo
28
12
236
Cremosa @BrahmaCerveja · Apr 7
16
Gustavo Bezzi @gustavobezzi · Sep 29, 2021
Replying to @becksbeerbr
Gostar de quem é amarga!
1
Beck's Brasil @becksbeerbr · Sep 30, 2021
Senti uma indireta pra mim. #OAmargoDeperta
Feminista Antirracista @Deacerqueiraw · Apr 6
Replying to @BrahmaCerveja and @alcione_marrom
minha marrom
1
1
Cremosa @BrahmaCerveja · Apr 7
NOSSA Marrom
2
Léo das Vibez @leeonasc_ · Sep 29, 2021
Replying to @becksbeerbr
eu maior defeito é ser romântico demais
1
1
Beck's Brasil @becksbeerbr · Sep 30, 2021
CREATIVE AGILITY


FULL CIRCLE ACTIVATION


Guaraná
ANTARCTICA
SABOR CUPUAÇU
DATA DRIVEN INSIGHTS


DATA DRIVEN CREATIVITY


Gizelly Bicalho @gizellybicalho · Apr 6
Replying to @BrahmaCerveja
Eu amoooooo
Cremosa @BrahmaCerveja · Apr 7
BRAHMA
Gustavo Bezzi @gustavobezzi · Sep 29, 2021
Replying to @becksbeerbr
Gostar de quem é amarga!
Beck's Brasil @becksbeerbr · Sep 30, 2021
Senti uma indireta pra mim. #OAmargoDeperta
Feminista Antirracista @Deacerqueiraw · Apr 6
Replying to @BrahmaCerveja and @alcione_marrom
minha marrom
Cremosa @BrahmaCerveja · Apr 7
NOSSA Marrom
Léo das Vibez @leeonasc_ · Sep 29, 2021
Replying to @becksbeerbr
eu maior defeito é ser romântico demais
Beck's Brasil @becksbeerbr · Sep 30, 2021
CREATIVE AGILITY


FULL CIRCLE ACTIVATION


Guaraná
ANTARCTICA
SABOR CUPUAÇU
350

DATA DRIVEN INSIGHTS



DATA DRIVEN CREATIVITY


Gizelly Bicalho @gizellybicalho · Apr 6
Replying to @BrahmaCerveja
Eu amoooooo
28 12 236
Cremosa @BrahmaCerveja · Apr 7
❤️😍
16
Gustavo Bezzi @gustavobezzi · Sep 29, 2021
Replying to @becksbeerbr
Gostar de quem é amarga!
1
Beck's Brasil @becksbeerbr · Sep 30, 2021
Senti uma indireta pra mim. 👀 #OAmargoDeperta
Feminista Antirracista @Deacerqueiraw · Apr 6
Replying to @BrahmaCerveja and @alcione_marrom
minha marrom ❤️
1 1
Cremosa @BrahmaCerveja · Apr 7
NOSSA Marrom 😍❤️
2
Léo das Vibez @leeonasc_ · Sep 29, 2021
Replying to @becksbeerbr
eu maior defeito é ser romântico demais
1 1
Beck's Brasil @becksbeerbr · Sep 30, 2021

CREATIVE AGILITY



FULL CIRCLE ACTIVATION

We have more than

75MIO

mentions analized per year.


CORE
BRANDS
PURO MALTE
PILSEN


dobem
@dobem
não é NÃO!
Pode me reiniciar.
Foi só te ver que eu travei.




Gustavo Bezzi @gustavobezzi · Sep 29, 2021
Replying to @becksbeerbr
Gostar de quem é amarga!
1
Beck's Brasil @becksbeerbr · Sep 30, 2021
Senti uma indireta pra mim. 👀 #OAmargoDeperta
1
Vovó Piedade @cringennial · Sep 29, 2021
Replying to @becksbeerbr
Sincericídio aqui
1
Beck's Brasil @becksbeerbr · Sep 30, 2021
Beck's é 100% sincerona também 🙌 #OAmargoDeperta




Guaraná Antarctica @guarana · 30 de mai
FICA TRANQUILA @manugavassi que eu divido a porta com você, tá?
Mostrar esta sequência
12:36 PM · 31 de mai de 2020 · Twitter for iPhone
880 Retweets 22,6 mil Curtidas




Budweiser




HEI NASA,
#ESTUDAOBR


Guaraná
ANTARCTICA
SABOR CUPUAÇU

DATA DRIVEN INSIGHTS



DATA DRIVEN CREATIVITY


Gizelly Bicalho @gizellybicalho · Apr 6
Replying to @BrahmaCerveja
Eu amoooooo
28 12 236
Cremosa @BrahmaCerveja · Apr 7
16
Gustavo Bezzi @gustavobezzi · Sep 29, 2021
Replying to @becksbeerbr
Gostar de quem é amarga!
1
Beck's Brasil @becksbeerbr · Sep 30, 2021
Senti uma indireta pra mim. #OAmargoDeperta
Feminista Antirracista @Deacerqueiraw · Apr 6
Replying to @BrahmaCerveja and @alcione_marrom
minha marrom
1 1
Cremosa @BrahmaCerveja · Apr 7
NOSSA Marrom
2
Léo das Vibez @leeonasc_ · Sep 29, 2021
Replying to @becksbeerbr
eu maior defeito é ser romântico demais
1 1
Beck's Brasil @becksbeerbr · Sep 30, 2021

CREATIVE AGILITY



FULL CIRCLE ACTIVATION


BRAHMOSIDADE
TV
OOH
Digital
Mídia Indoor
On Trade
Off Trade
Zé Delivery
Bees
BRAHMA
Carnaval
NO BEES
ESSE
Carnaval
VAI ACONTECER.
PORQUE TEM BRAHMA E VOCÊ
BRAHMA
DUPLO MALTE


Carnaval
NO BEES
BRAHMA
DUPLO MALTE
BRAHMA
DUPLO MALTE
BRAHMA
BRAHMA
ESSE
Carnaval
VAI ACONTECER.
PORQUE TEM BRAHMA E VOCÊ
BRAHMA
DUPLO MALTE
CERVEJARIA BRAHMA

3 KEY TAKEAWAYS

1. draftLine → Operational System of Marketing Transformation
2. More Relevance for Consumers → More Efficiency
3. The best of two worlds → DTC + CPG

draftLine®

INVESTOR DAY

ambev 2022

São Paulo, Brazil | Broadcast & Present Event | April 12th & 13th